FEDERAL INSURANCE COMPANY

Endorsement No:	13

Bond Number:	81906461

NAME OF ASSURED: MUNDER CAPITAL MANAGEMENT

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Munder Series Trust

Munder Bond Fund

Munder Growth Opportunity Fund

Munder Index 500 Fund

Munder Integrity Mid-Cap Value Fund

Munder Integrity Small/Mid-Cap Value Fund

Munder International Equity Fund

Munder International Fund-Core Fund

Munder International Small-Cap Fund

Munder Large-Cap Value Fund

Munder Micro-Cap Equity Fund

Munder Mid-Cap Core Growth Fund

Munder Veracity Small-Cap Value Fund

Munder Emerging Markets Small-Cap Fund

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 25, 2013	By
Authorized Representative

ICAP Bond

Form 17-02-6272 (Ed. 8-04)

Assistant Secretary’s Certificate

I, Francine S. Hayes, Assistant Secretary of Munder Series Trust (“MST”), hereby certify that the following resolutions were adopted by the Board of Trustees of MST, including a majority of the disinterested Trustees, at a meeting duly called and held on May 13, 2013, at which a quorum was present and acting throughout:

RESOLVED, that the fidelity bond coverage as it is proposed for any period beginning on or about May 31, 2013 (“Bond”) covering among others, officers and employees of MST in accordance with the requirements of Rule 17g-1 (“Rule 17g-1”) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) under the Investment Company Act of 1940, as amended, is reasonable in form and amount, having given due consideration to, among other things, (i) the value of the aggregate assets of MST to which any covered person may have access, (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the portfolios of MST, and (iv) the amount of the bond and the premium for such bond; and further

RESOLVED, that the addition of the Munder Emerging Markets Small-Cap Fund to the Bond be, and hereby is, approved in all respects by the Board (all Trustees voting) and by the “non-interested” Trustees (voting separately); and further

RESOLVED, that the premium of for the Bond is determined to be reasonable and is hereby ratified and approved in all respects; and further

RESOLVED, that the appropriate officers of MST be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions.

Dated:  June 28, 2013

/s/ Francine S. Hayes
Francine S. Hayes
Assistant Secretary